Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

TOTAL ENTERPRISE BASIS - Unaudited

(Dollars in Millions)

	Nine Months Ended September 30		Year Ended December 31
	2004	2003	2003	2002	2001	2000	1999
Portion of rentals representing interest	$42	$44	$63	$66	$54	$50	$47
Capitalized interest, including discontinued operations	34	28	41	16	27	19	26
Other interest and fixed charges, including discontinued operations	206	228	270	316	349	375	365
Pretax earnings which would be required to cover preferred stock dividend requirements of parent	—	—	—	—	12	12	14

Combined fixed charges and preferred stock dividends (A)	$282	$300	$374	$398	$442	$456	$452

Earnings-pretax income with applicable adjustments (B).	$1,981	$1,995	$2,422	$1,446	$3,365	$1,884	$1,830

Ratio of (B) to (A)	7.02	6.65	6.48	3.63	7.61	4.12	4.04